EXHIBIT 99.9

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F of Americas Silver Corporation, and to the incorporation by reference on Form F-10 of Americas Silver Corporation of our report dated March 4, 2019, relating to the consolidated financial statements, which appears in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

March 29, 2019